Exhibit 12.2
AMB Property L.P.
Computation of Earnings to Fixed Charges Ratio
(In thousands)

	(3 months)
Earnings	Q1 2006)	2005	2004	2003	2002	2001
Income from continuing operations	$22,031	$147,091	$74,901	$72,485	$89,707	$116,645
Add:
Minority interest in income of majority owned subsidiaries	8,825	47,628	30,067	29,113	15,251	15,395
Fixed charges	53,486	217,462	200,099	177,041	175,679	167,919
Amortization of capitalized interest	695	2,044	1,577	1,364	1,191	849
Distributed income from unconsolidated entities	326	2,752	2,971	5,345	6,423	5,341

Less:
Interest capitalization	(8,533)	(29,503)	(18,687)	(8,526)	(6,919)	(13,650)
Income from unconsolidated entities and other	(2,088)	(10,770)	(3,781)	(5,445)	(5,674)	(5,467)

Total earnings	$74,742	$376,704	$287,147	$271,377	$275,658	$287,032

Fixed charges
Interest on indebtedness (including amortization of premiums and financings costs)	39,406	164,700	160,067	148,798	151,027	129,591
Interest capitalized	8,533	29,503	18,687	8,526	6,919	13,650
Portion of rents representative of the interest factor	2,110	8,031	7,442	6,274	3,860	2,477
Preferred distributions of consolidated subsidiaries	3,437	15,228	13,903	13,443	13,873	22,201

Total fixed charges	$53,486	$217,462	$200,099	$177,041	$175,679	$167,919

Earnings to fixed charges	1.4	1.7	1.4	1.5	1.6	1.7